March 30, 2010

Kelly M. Malson
Chief Financial Officer
World Acceptance Corporation
108 Frederick Street
Greenville, South Carolina   29607

Re. World Acceptance Corporation
    Form 10-K for March 31, 2009
    File Number 0-19599

Dear Mr. Malson:

      We have completed our review of your Form 10-K and have no further comments. Please direct any questions to David Lyon at 202-551-3421, or to me at 202-551-3418.

                Sincerely,

                William Friar
                Senior Financial Analyst